UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-8183

SUPREME INDUSTRIES, INC.
(Exact name of Registrant as specified in its charter)

Delaware   **75-1670945**
(State of Incorporation)   *(IRS Employer Identification No.)*

P.O. Box 237, 2581 E. Kercher Road, Goshen, Indiana   **46528**
(Address of principal executive offices)   (Zip Code)

(Registrant's telephone number, including area code) - **(574) 642-3070**

Item 5.   Other Events and Regulation FD Disclosure.

The following information, intended to be furnished under "Item 12. Disclosure of Results of Operations and Financial Condition," is being furnished under "Item 5. Other Events and Regulation FD Disclosure."

On October 28, 2004, Supreme Industries, Inc. issued a press release reporting its results for the fiscal quarter ended September 25, 2004. The full text of the press release is set forth in Exhibit 99.1 hereto.

Item 7.   Financial Statements and Exhibits.

    c.   Exhibits

        99.1   Press release dated October 28, 2004, reporting its results for the fiscal quarter ended September 25, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: November 2, 2004   BY: /s/ ROBERT W. WILSON
                                  Robert W. Wilson
                                  Executive Vice President, Treasurer, Chief Financial
                                  Officer and Director (Principal Financial and
                                  Accounting Officer)

                                  (Signing on behalf of the Registrant and as Principal
                                  Financial Officer)

EXHIBIT INDEX

99.1   Press release dated October 28, 2004, reporting its results for the fiscal quarter ended September 25, 2004

SUPREME INDUSTRIES, INC.

For Immediate Release

Contact: Robert W. Wilson
             Executive Vice President
             (574) 642-4888

Supreme Industries Reports Third-Quarter and First Nine-Month Results

GOSHEN, Ind., October 28, 2004 — Supreme Industries, Inc. — (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced financial results for the 2004 third-quarter and nine-month periods ended September 25, 2004, over the same periods of last year.

The Company recorded revenues of $70.8 million for the third quarter of 2004, compared to $58.1 million for the same period last year, an increase of $12.7 million or 21.9 percent. Revenues in the first nine months improved $66.6 million, or 39.5 percent, to $235.2 million in the 2004 period from $168.6 million in the 2003 period.

Strong demand for the Company's truck body product lines improved revenues in the third-quarter and nine-month periods of 2004. Dry freight, Supreme's largest truck product line, experienced improved revenues of 41 percent in the third quarter and 60 percent in the first nine months of 2004 compared with the same periods of 2003.

Net income for the third quarter was $0.89 million, or $0.07 per diluted share, in 2004 compared to $1.8 million, or $0.15 per diluted share, in 2003, and for the first nine months was $3.8 million, or $0.30 per diluted share, for the 2004 period and $3.5 million, or $0.29 per diluted share, in the 2003 period. Net income in the third quarter was negatively impacted principally by escalating raw material costs and start-up expenses at various production facilities.

Robert Wilson, executive vice president and chief financial officer, stated, "Gross profit as a percentage of revenues declined in both the quarter and nine-month periods, primarily as the result of unprecedented material cost increases, including escalating steel, aluminum, resin, fiberglass and wood costs. Increases in raw material costs continue to be the single greatest factor impacting Supreme's gross profit. Despite a favorable inventory adjustment of $0.4 million, we experienced material cost increases of approximately $2.5 million, or 3.5 percentage points, in the 2004 third quarter and approximately $10.6 million, or 4.5 percentage points, in the 2004 first nine months compared to the same periods of 2003. Until these costs stabilize, it will be difficult for the Company to return to historical operating margins.

"As we reported at the end of the second quarter, we acted promptly and implemented a 7.5 percent price increase in March and an additional five percent increase effective late July 2004 to mitigate rising material costs. On selected product lines containing a high percentage of steel, we have raised prices as much as 25 to 30 percent this year. However, due to our sizable backlog and industry policy of honoring prices for 30 days, it usually takes up to four months for a price increase to take its full effect. In addition, the competitive conditions of certain markets and products affect the net selling prices we may realize. As such, while we saw some benefit from the price increases in the third quarter, we do not expect these increases to be fully realized until late November 2004. Further, the Company's raw material costs continue to increase limiting the positive effect of the price increases."

Start-up costs of the Company's new bus production line in California and startup and training expenses at the Company's recently purchased truck body manufacturing facility in Oregon were approximately $0.8 million for the nine-month period of 2004.

Direct labor as a percent of revenues was 14.1 percent in the third-quarter periods of 2003 and 2004. Direct labor for the nine-month period of 2004 increased to 15.0 percent from 14.7 percent in the same period of 2003, and was attributable to the extensive use of temporary labor services to meet the stringent delivery schedules of the Company's large consumer fleet rental customers and expanded operations in California and Oregon.

Overhead expenses as a percentage of revenues were 14.7 percent in the third quarter periods of 2003 and 2004. Overhead expenses for the nine-month period of 2004 declined 1.8 percent to 14.0 percent from the same period of 2003.

Selling, general and administrative expenses as a percentage of revenues declined in both third-quarter and nine-month periods of 2004 compared to the same periods of 2003 due to increased revenues and the fixed nature of certain expenses.

Interest expense increased from $0.16 million in the third quarter of 2003 to $0.26 million in the same period of 2004. For the first nine months, interest expense increased from $0.61 million in 2003 to $0.67 million in 2004. Increased interest expense in the periods related to higher interest bearing bank borrowings, which were used to finance working capital attributable to higher revenues and to additional debt associated with various plant purchases.

Stockholders' equity improved to $66.7 million, while working capital increased to $53.4 million to support the Company's backlog of $64.9 million as of September 25, 2004, as compared with the prior-year backlog of $46.8 million. The Company continues to aggressively manage its working capital assets.

Wilson concluded, "Compared to the same period in 2003, overall orders in the first nine months of 2004 have increased 40 percent, shipments have increased 39 percent and backlog has increased 39 percent. The dry freight products' backlog rose 97 percent in the third quarter compared to last year, driven mainly by a significant increase in fleet and non-fleet business.

"We continue to experience strong order intake, a healthy backlog and low inventory levels in our distribution channels. All of these factors bode well for continued revenue improvement for the remainder of 2004. However, it is difficult to predict the effect our increased prices may have on customer demand over the next three to six months. We look forward to improved profitability once raw material costs stabilize and the net benefit of our price increases are realized."

As announced on October 22, 2004, Supreme's board of directors approved a $0.035 per share cash dividend on its outstanding Class A and Class B Common Stock to be paid on November 8, 2004. This cash dividend is the fifth consecutive quarterly cash dividend in what the Company intends to be a continuing series of quarterly cash dividends, business conditions permitting.

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern Time at www.supremeind.com.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This report contains forward-looking statements, other than historical facts, that reflect the views of Company management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend" and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by, and information currently available to, the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials and severe interest rate increases. The forward-looking statements contained herein reflect the current views of Company management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

Financial Tables Follow…

Supreme Industries, Inc. and Subsidiaries
Consolidated Statements of Income (Unaudited)

	Three Months Ended		Nine Months Ended	
	September 25, 2004	September 27, 2003	September 25, 2004	September 27, 2003
Revenues	$70,778,471	$58,061,838	$235,188,883	$168,635,307
Costs and expenses:				
Cost of sales	62,926,848	49,404,552	210,382,935	145,994,520
Selling, general and administrative	6,152,810	5,557,003	18,053,433	16,412,993
Interest	259,273	164,683	667,459	606,535
	69,338,931	55,126,238	229,103,827	163,014,048
Income before income taxes	1,439,540	2,935,600	6,085,056	5,621,259
Income taxes	547,000	1,127,000	2,315,000	2,157,000
Net income	$892,540	$1,808,600	$3,770,056	$3,464,259
Earnings per share (a):				
Basic	$.07	$.15	$.31	$.29
Diluted	.07	.15	.30	.29
Shares used in the computation of earnings per share (a):				
Basic	12,099,083	11,916,728	12,071,986	11,912,717
Diluted	12,446,990	12,130,509	12,484,342	12,078,801

(a) 2003 share and per share data have been adjusted for a ten percent stock dividend paid in October 2003.

-more-

Supreme Industries, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

	September 25, 2004 (Unaudited)	December 27, 2003 (Audited)
Assets		
Current assets	$75,996,864	$65,929,916
Property, plant and equipment, net	42,378,136	37,444,901
Intangible assets, net	777,966	816,622
Other assets	2,428,282	2,459,841
Total assets	$121,581,248	$106,651,280
Liabilities		
Current liabilities	$22,577,681	$22,432,059
Long-term debt	29,091,934	17,366,609
Deferred income taxes	3,191,546	3,180,453
Other long-term liabilities	0	29,190
Total liabilities	54,861,161	43,008,311
Total stockholders' equity	66,720,087	63,642,969
Total liabilities and stockholders' equity	$121,581,248	$106,651,280